1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2007

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page
1.1	Notice of Annual General Meeting, dated April 11, 2007	1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 12, 2007	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

Exhibit 1.1

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the annual general meeting of China Telecom Corporation Limited (the “Company”) for the year ended 2006 will be held at 11: 00 a.m. on 29 May 2007 in the Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong to consider and, if thought fit, pass the following businesses:

ORDINARY RESOLUTIONS

1.	THAT the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditor for the year ended 31 December 2006 be considered and approved, and the Board of Directors (the “Board”) be authorised to prepare the budget of the Company for year 2007;

2.	THAT the profit distribution proposal and the declaration and payment of a final dividend for the year ended 31 December 2006 be considered and approved;

3.	THAT the reappointment of KPMG and KPMG Huazhen as the international auditor and domestic auditor of the Company respectively for the year ending 31 December 2007 be considered and approved, and the Board be authorised to fix the remuneration of the auditors;

4.	THAT Ms. Zhang Xiuqin’s resignation from her position as a supervisor of the Company be considered and approved;

5.	THAT Mr. Li Jian’s resignation from his position as a supervisor of the Company be considered and approved;

6.	THAT Mr. Xiao Jinxue’s appointment as a supervisor of the Company be considered and approved and shall take effect from the date of this resolution until 9 September 2008, and that any one of the directors of the Company be authorised to represent the Company in signing a service agreement with Mr. Xiao Jinxue, and the Supervisory Committee be authorised to fix the remuneration of Mr. Xiao Jinxue;

7.	THAT Ms. Wang Haiyun’s appointment as a supervisor of the Company be considered and approved and shall take effect from the date of this resolution until 9 September 2008, and that any one of the directors of the Company be authorised to represent the Company in signing a service agreement with Ms. Wang Haiyun, and the Supervisory Committee be authorised to fix the remuneration of Ms. Wang Haiyun;

and to consider and approve other businesses (if any).

And as special business, to consider and, if thought fit, pass the following as special resolutions:

SPECIAL RESOLUTIONS

8.	THAT the articles of association of the Company be amended as follows:

(1)	THAT the existing Article 10 of the articles of association of the Company be deleted in its entirety and be restated as the following new Article 10:

“The Company may invest in other limited liability companies or joint stock limited companies. The Company’s liabilities to an invested company shall be limited to the amount of its capital contribution to the invested company.

The Company shall not be a shareholder with unlimited liabilities of any other organisations operating for profits.

The Company may, according to its operating and management needs, operate as a holding company in accordance with the law.”

(2)	THAT the existing Article 13 Clause 2 of the articles of association of the Company be deleted in its entirety and be restated as the following new Article 13 Clause 2:

“The Company’s scope of business includes: the operation of various domestic fixed telecommunications networks and facilities (including the local wireless ring circuit) in the twenty provinces, municipalities, and autonomous regions of Shanghai, Guangdong, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Guangxi, Chongqing, Sichuan, Hubei, Hunan, Hainan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang; operate voice, digital, image and multi media communications and information services on the foundation of the fixed telecommunication networks; make settlements with foreign telecommunications operators in relation to international telecommunication businesses in accordance with the State provisions; engage in system integration, advertising, technology development, technology services, information consulting, equipment manufacture, sale, design and construction in connection with communications and information businesses.”

(3)	THAT the existing Article 47 Clause 2 of the articles of association of the Company be deleted in its entirety and be restated as the following new Article 47 Clause 2:

“Application by a holder of Domestic-Invested Shares, who has lost his share certificate, for a replacement share certificate shall be dealt with in accordance with the requirements of the Company Law.”

(4)	THAT the existing Article 94 of the articles of association of the Company be deleted in its entirety and be restated as the following new Article 94:

“The Company shall have a board of directors. The board of directors shall consist of fourteen (14) directors, of which five (5) shall be independent (non-executive) directors (meaning directors who are independent from the Company’s shareholders and do not hold office in the Company.)

The board of directors shall have one (1) Chairman.

When necessary, the board of directors may establish audit, wages, nomination and other specialised committees.”

(5)	THAT the existing Article 151 of the articles of association of the Company be deleted in its entirety and be restated as the following new Article 151 :

“When distributing its after-tax profits in a given year, the Company shall contribute 10% of the profits to the Company’s statutory common reserve fund. Where the accumulated amount of the statutory common reserve fund reaches 50% or more of the registered capital of the Company, no further contribution is required.

Where the statutory common reserve fund is insufficient to make for the losses of the Company in the previous year, before making contribution to the statutory common reserve fund, the profits made in the current year shall be used to make up for the losses first.

After making contribution to the statutory common reserve fund from its after-tax profits, the Company may, subject to resolutions adopted at a general meeting, make contributions to discretionary common reserve fund.

After making up for losses and making contributions to the common reserve fund, any remaining profits shall be distributed to the shareholders in proportion to their respective shareholdings.”

(6)	THAT Article 152 Clause 1 of the articles of association of the Company be deleted in its entirety and be restated as the following new Article 152 Clause 1:

“The company shall not allocate dividends or carry out other allocations in the form of bonuses before it has compensated for its losses and made allocations to the statutory common reserve fund. Dividends paid by the Company shall not carry any interest except where the Company has failed to pay the dividends to the shareholders on the date on which such dividends become payable.”

(7)	THAT Article 154 Clause 1 of the articles of association of the Company be deleted in its entirety and be restated as the following new Article 154 Clause 1:

“The common reserve funds of the Company shall be applied for making up for losses, expanding the Company’s production and operation or capitalisation. However, the capital surplus fund shall not be applied for making up losses of the Company.”

(8)	THAT Article 155 of the articles of association of the Company be repealed.

(9)	THAT the re-ordering of the sequence numbers of the articles and corresponding clauses of the articles of association of the Company be made as a result of the above amendments to the articles of association of the Company.

(10)	Any one of the Directors of the Company (the “Directors”) be authorised to adopt all acts considered necessary or appropriate to complete the approval, and/ or registration and filing of these amendments to the articles of association of the Company in the abovementioned paragraphs 8(1) to 8(9).

9.	THAT the issue of debenture by the Board be considered, approved, confirmed and ratified.

(1)	THAT the Company’s issue of debentures denominated in local or foreign currencies, in one or more tranches, including, but not limited to, short-term commercial paper, asset-backed notes, company bonds, corporate debts and asset securitization products, from the date of this meeting until the date on which the annual general meeting of the Company for the year ended 2007 is held, with a maximum outstanding repayment amount of RMB40 billion be approved (the “Issue”).

(2)	THAT the Board or any two or more directors of the Company (the “Directors”) duly authorised by the Board, taking into consideration the specific needs of the Company and other market conditions, be and are hereby generally and unconditionally authorised to:

(a)	determine the specific terms, conditions and other matters of the Issue (including, but not limited to, the determination of the type, actual aggregate amount, interest rate, rating, guarantee arrangements and use of proceeds of the Issue);

(b)	do all such acts which are necessary and incidental to the Issue (including, but not limited to, the securing of approvals, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory body, and the securing of approvals from the regulatory body); and

(c)	take all such steps which are necessary for the purposes of executing the Issue (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws), and to the extent that any of the aforementioned acts and steps that have already been undertaken by the Board or the Directors in connection with the Issue, be hereby approved, confirmed and ratified.

10.	THAT:

(a)	subject to paragraph (c) below, the exercise by the Board during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the company (“Shares”) and to make or grant offers, agreements and options which might require the exercise of such powers be hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) shall authorise the Board during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)	the amount of additional domestic Shares or overseas-listed foreign invested shares (“H Shares”) (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the articles of association of the Company shall not exceed 20% of each of the Company’s existing domestic Shares and H Shares (as the case may be) in issue at the date of passing this special resolution; and

(d)	for the purpose of this special resolution 10 :

“Relevant Period” means the period from the passing of special resolution 10 until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the 12 months period following the passing of these special resolutions; and

(iii)	the revocation or variation of the authority given to the Board under these special resolutions by a special resolution of the Company’s shareholders in its general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Board to holders of Shares on the register of members on a fixed record date in proportion of their holdings of such Shares (subject to such exclusion or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirement of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.

11.	THAT the Board be authorised to increase the registered capital of the Company to reflect the issue of shares in the Company authorised under special resolution 10, and to make such appropriate and necessary amendments to the articles of association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect such increase of the registered capital of the Company.

By Order of the Board Yung Shun Loy, Jacky Company Secretary

Beijing, PRC

11 April 2007

Notes:

(1)	In March 2007, Ms. Zhang Xiuqin proposed to retire from her position as supervisor and chairperson of the Supervisory Committee due to age, and Mr. Li Jian proposed to resign from his position as supervisor of the Supervisory Committee due to a change in job responsibility. The Supervisory Committee of the Company has proposed to elect Mr. Xiao Jinxue and Ms. Wang Haiyun to the position of supervisor in the Company. The Company will make an announcement in accordance with the Listing Rules regarding the resignations and appointments upon the requisite resolutions having been approved at the annual general meeting.

(2)	The resigning supervisors have separately confirmed that they hold no differences in opinion with the Board of Directors and do not have any matters, in relation to their resignations, that should be brought to the attention of the shareholders.

(3)	Brief introduction on candidates of supervisors

Mr. Xiao Jinxue

Age 43, is the Managing Director of the Corporate Strategy Department (Legal Department) of the Company. He graduated from Beijing Institute of Posts and Telecommunications in 1987 majoring in Engineering Management, obtaining a Masters degree. Prior to his current position, Mr. Xiao served as an Officer and later, Assistant Dean at the Corporate Management Faculty of the Institute of Cadre Management under the Ministry of Posts and Telecommunications, and a Standing Committee Member and Deputy Managing Director of the Beijing Research Institute of China Telecom Group. He is a senior engineer at a professor level and has 20 years of managerial experience in the telecommunications industry in China.

Ms. Wang Haiyun

Age 43, is the Deputy Director of the Audit Department of the Company. Ms. Wang graduated with a Bachelor degree in Business Financial Accounting from Jiangxi University of Finance and Economics in 1985. Prior to her current position, she worked in finance-related jobs serving at the Research Institute for Fiscal Science of Ministry of Finance, Zhong Zhou CPA Co. Ltd., and the Telecommunications Headquarters of the Ministry of Posts and Telecommunications. She is a senior accountant and has 22 years of finance and audit experience.

(4)	Concerning item 8 above, as the Articles only exist in Chinese, the Chinese text of the relevant proposed resolution shall prevail over the English text.

The articles of association of the Company (“Articles”) was originally formulated in accordance with the Requisite Clauses of Articles of Association for Companies Seeking Overseas Listing (“Requisite Clauses”) which is an applicable PRC regulation. Clause 3 of article 10 of the articles of association was prepared in conformity to clause 2 of article 8 of the Requisite Clauses which stipulates, “Upon approval of the companies approving department authorized by the State Council, the Company may, according to its operating and management needs, operate as a holding company as prescribed in clause 2 of Article 12 of the Company Law.” Since the PRC Company Law was amended in the year 2006, the stipulation of clause 2 of article 12 of the law is not the same as that before such amendment. Thus, the Articles are amended accordingly. The new amendment to the Articles no longer refers to a specific article in the PRC Company Law in order to avoid further corresponding amendment to the Articles in the case that the PRC Company Law is further amended. Based on the above, the Company needed to restate Clause 3 article 10 of the Articles.

In accordance with the development needs of the Company, we propose to add an “advertising” item to the Company’s scope of business, warranting the need to restate article 13 clause 2 of the Articles.

Clause 2 of article 47 of the Articles was originated from clause 2 of article 41 of the Requisite Clauses which stipulates

“Application by a holder of Domestic-Invested Shares, who has lost his share certificate, for a replacement share certificate shall be dealt with in accordance with Article 150 of the Company Law.” Since the PRC Company Law was amended in the year 2006, the stipulation of Article 150 of the PRC Company Law is not the same as that before such amendment. Thus, the Articles are amended accordingly. The new amendment to the Articles no longer refers to a specific article in the PRC Company Law. This is to avoid further corresponding amendment to the Articles in the case that the PRC Company Law is further amended. Based on the above, the Company needed to restate article 47 clause 2 of its Articles.

The Company has proposed to restate article 94 of its Articles, due to the resignation of an executive director last May which reduced the number of directors of the Company from 15 to 14.

Article 151, article 152 and article 155 of the Articles are stipulations regarding the statutory welfare fund. The latest amendments to the PRC Company Law have abolished the statutory welfare fund system. Pursuant to the stipulations of the currently applicable PRC Company Law, the clauses regarding the statutory welfare fund in the Articles are deleted accordingly. As Clause 1 of article 154 of the Articles is currently in contradiction with the current PRC Company Law, the clause is now amended to be consistent with currently applicable PRC Company Law. This amendment makes it clear that the capital surplus fund shall not be used to make up corporate losses. Hence, the Company needed to restate article 151, article 152 clause 1 and article 154 clause 1, repeal article 155 and make corresponding adjustments on the sequence numbers of the Articles of association.

(5)	Shareholders who submit their share transfer application forms to the Company’s share registrar before 4 : 30 p.m. on 27 April 2007 and then register as shareholders on the register of members of the Company are entitled to attend the annual general meeting.

(6)	Each shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at the annual general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2006, which is expected to be dispatched to shareholders around 12 April 2007.

(7)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of the Company for holders of domestic shares and to the Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the annual general meeting. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the annual general meeting if he so wishes. The address of the share registrar for the Company’s H shares is Computershare Hong Kong Investor Services Limited, Room 1806–1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(8)	A proxy of a shareholder may vote by hand or vote on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(9)	The registration procedure for attending the annual general meeting:

(a)	shareholders attending the annual general meeting in person or by proxy shall present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorised by the Board or other decision making authority shall present a copy of the relevant resolution of the Board or other decision making authority in order to attend the annual general meeting.

(b)	shareholders intending to attend the annual general meeting shall return the attendance slip via hand delivery, mail or fax to the Office of the Board of the Company on or before 8 May 2007.

(10)	Closure of the register of members:

The register of members of the Company will be closed from 29 April 2007 to 29 May 2007 (both days inclusive).

(11)	The annual general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the annual general meeting shall be responsible for their own transport and accommodation expenses.

(12)	The address of the Office of the Board is as follows:

31 Jinrong Street

Xicheng District, Beijing 100032

PRC

Contact person: Yung Shun Loy, Jacky

Telephone:(8610) 6642 8166

Facsimile:(8610) 6601 0728

(13)	As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors.